EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
Alaska Air Group, Inc.

(in millions, except ratios)	2009	2008	2007	2006	2005
Earnings:
Income (loss) before income tax expense (benefit) and accounting change	$202.9	$(213.2)	$200.5	$(90.7)	$137.2
Less: Capitalized interest	(7.6)	(23.2)	(27.8)	(24.7)	(8.9)
Add:
Interest on indebtedness	100.5	102.3	88.0	78.0	63.0
Amortization of debt expense	3.8	2.5	1.9	1.9	1.3
Amortization of capitalized interest	7.2	6.5	5.8	4.9	4.8
Portion of rent under long-term operating leases representative of an interest factor	101.0	104.5	111.2	106.9	108.3
Earnings Available for Fixed Charges	$407.8	$(20.6)	$379.6	$76.3	$305.7

Fixed Charges:
Interest	100.5	102.3	88.0	78.0	63.0
Amortization of debt expense	3.8	2.5	1.9	1.9	1.3
Amortization of capitalized interest	7.2	6.5	5.8	4.9	4.8
Portion of rent under long-term operating leases representative of an interest factor	101.0	104.5	111.2	106.9	108.3
Total Fixed Charges	$212.5	$215.8	$206.9	$191.7	$177.4

Ratio of Earnings to Fixed Charges	1.92	(0.10)	1.83	0.40	1.72

Coverage deficiency	$—	$236.4	$—	$115.4	$—